Exhibit 8.1

PRINCIPAL SUBSIDIARIES, CONSOLIDATED AFFILIATED ENTITY AND SUBSIDIARY OF

CONSOLIDATED AFFILIATED ENTITY OF THE REGISTRANT

Subsidiaries:	Place of Incorporation
Easy Skills Technology Limited	Hong Kong
Skillful Craftsman Network Technology (Wuxi) Co., Limited	PRC
Shenzhen Qianhai Jisen Information Technology Ltd.	PRC
Le First Skillland Pte. Ltd.	Singapore
Consolidated Affiliated Entity:
Wuxi Kingway Technology Co., Ltd.	PRC